Montreal Star Mineral Property

Basin and Boulder Mining District

Jefferson County, Montana

GRMP-43 Report

Presented and Compiled by Gold Rush Expeditions, Inc.® June, 2022©


EST 2004
GOLD RUSH
EXPEDITIONS
WE FIND 'EM · YOU MINE 'EM

1- Auriferous Pyrite in oxidized ore.

EST 2004
GOLD RUSH
EXPEDITIONS
WE FIND 'EM · YOU MINE 'EM

OWNERSHIP AND PREPARATION:

This document is owned wholly by Gold Rush Expeditions, Inc.® This document has been prepared at considerable expense in research and onsite examinations by Gold Rush Expeditions, Inc.®

No part of this document may be reproduced, copied, or otherwise duplicated without the expressed written consent of Gold Rush Expeditions, Inc.®

The document and the intellectual property contained therein are the property of Gold Rush Expeditions, Inc. ® All rights are reserved, and no consent is given unless in writing for use of this document by any party except for Gold Rush Expeditions, Inc.®

This document is proprietary and confidential, it is not for public distribution or publication.

Gold Rush Expeditions, Inc.® takes all responsibility for the information contained in this document. References are cited where applicable. The concepts and information presented in this document are the professional opinion of Gold Rush Expeditions, Inc.®

CONTACT INFORMATION:

Gold Rush Expeditions, Inc.® is headquartered in Salt Lake City, Utah. Inquiries on publication, other information or other requests should be made to:

- Mail: Gold Rush Expeditions, Inc.® 331 S. Rio Grande Street, Suite 201, SLC, Utah, 84101
- Phone: 385-218-2138
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- Email: goldrush@goldrushexpeditions.com

TABLE OF CONTENTS

Ownership and Preparation: 2
- Contact Information: 2

Montreal Star Mineral Property Technical Report 5
- Introduction and Scope 5
- Principal Sources of Information 5
- Qualified Persons and Inspections of Project 6
- On Site Surveys 6
- Effective Date 6
- Reliance on Other Experts 6

Montreal Star Mineral Property Description 7
- Quick Facts 7
- Description: 8

Montreal Star Mineral Property Mine Site Details 9
- Location 9
- Climate 9
- Local Resources 9
- Surface Rights and Access 9
- Commodities 9
- Mapping: 10
- Dump Locations/Size 11
- Surface Samples: 11
- Sub-surface samples: 12
- Current Assays 12
- Historical Assay Reports: 13
- Blocked Reserves: 14
- Inferred reserves: 14
- Quantified Assets: 14

Total Asset Valuation 15
- Pricing/Value: 15

Montreal Star Mineral Property History 16

Gold Rush Expeditions, Inc. ® Survey Report 24
- Underground Survey Information 24

Surface Information 24

Photo/Video/Media 24

Initial Survey 25

On Site Surveyor Notes 28

Selected Photographs from the Survey 29

USGS Mineral Resources Data Information 46

Montreal Star 46

Geologic information 46

Commodities 47

Materials information 48

Economic information 49

Reference information 50

Montreal Star II 51

Geologic information 51

Economic information 52

Reference information 53

Basin and Boulder Mining District History 54

Adjacent properties 54

Geological Information 61

Montreal Star Mineral Property Specific Geology 61

Environmental Issues 64

Recommendations and Summary 64

Terminology 65

Endnotes: 70

MONTREAL STAR MINERAL PROPERTY TECHNICAL REPORT

INTRODUCTION AND SCOPE

This report is meant to provide a clear and objective view of the Montreal Star Mining Property which is contained on one (1), twenty (20) acre lode Mining Claim(s). Total land coverage is twenty (20) acres. The Montreal Star Mineral Property is located in the Basin and Boulder Mining District in Jefferson County, Montana.

This report contains only information that has been verified and validated by Gold Rush Expeditions, Inc.® and considered credible. This information is compiled from various sources, including historical USGS documents and geological reports, mining journals, newspapers, geologist reports and statements, company documents and Gold Rush Expeditions, Inc.® surveyor assessments. Any outside sources are cited at the end of this document. Gold Rush Expeditions, Inc.® utilizes all available resources to research and compile the entire lifespan of the property from historic information to current data detailing the property.

Additional proprietary information is taken from on-site assessments and observations from Gold Rush Expeditions, Inc.® surveyors. Gold Rush Expeditions, Inc.® survey data is acquired by "boots on the ground", hands on assessment of the property.

This report is the proprietary property of Gold Rush Expeditions, Inc.® This report should be considered highly confidential. It is a comprehensive compilation of all data sources detailing the property from its inception to current date.

This report is considered by Gold Rush Expeditions, Inc.® to be equal or superior to, other documents or instruments of a similar nature. This document is provided as a source of information which should be considered reliable and verified.

This document **should not** and **is not intended** to serve as a basis for any sort of investment or speculative interest.

PRINCIPAL SOURCES OF INFORMATION

Primary source of information originates from Gold Rush Expeditions, Inc.® inhouse processes and proprietary research methods. Surveyors will verify and capture data during onsite assessments of each property. This data will be vetted and matched against all information acquired from various sources both public and private. These sources range from State and Federal agency reports to private reports and assessments made by contractors for mining companies and operations. Gold Rush Expeditions, Inc.® also maintains a large private library that contains many rare and limited documents and books detailing mines, mining, and history.

In some cases, there may be geological reporting and documentation. In these cases, the information has been acquired from a licensed geological source. This source will be cited within the document and also in the references located at the end of the document. Gold Rush Expeditions, Inc.® weighs the historical and geological data against data gathered from the field survey to provide accurate and reliable assessments of the property. Additional sources, and original historic documents and other documents in their original formats may be available on a case-by-case basis.

Qualified Persons and Inspections of Project

Gold Rush Expeditions, Inc.® employs and contracts with many people. Foremost are our seasoned surveyors, Corey Shuman, and Jessica Shuman. Mr. and Mrs. Shuman have visited, documented, and surveyed over 800 specific mining properties since 1994. They are uniquely qualified beyond any schooling or degrees and provide field data and reports regarding mining properties including valuations and assessments. They bring over 40 combined years of experience in the field identifying and defining valuable mineral deposits. Gold Rush Expeditions, Inc.® assessments should be considered accurate and factual. In many cases Gold Rush Expeditions, Inc.® assessments are intentionally quite conservative of actual values and deposits later defined by scientific methods. Corey and Jessica Shuman are well versed in mineral surveys and bring expertise that are otherwise unavailable in locating valuable metals and gems deposits in previously abandoned mining properties.

Corey T. Shuman has over 25 years of field experience. He has studied mining methods, both historical and modern, in addition to working alongside seasoned miners in a variety of operations ranging from small operations to commercial size involving Barrick and Newmont Commercial Mining. He is considered a seasoned professional in the field of mine and mineral identification and exploration. Fully competent to provide reliable and valid data regarding mining properties from the field.

Jessica M. Shuman has over 15 years of field experience of location and identification of current and historic mining operations. In addition to working alongside Corey Shuman, she has logged more than 1000 hours alongside senior level geologists and veteran miners in both underground and surface development. She is an expert in field methods for mine safety and how to identify precious metal and gem deposits.

On Site Surveys

Gold Rush Expeditions, Inc.® surveyors personally surveyed the region and area of the Montreal Star Mining Property in October of 2014 and August of 2021. During this survey, the accessible workings were mapped, photographed and video documented. The land encompassing the claims was also surveyed and examined for outcrops, waste dumps, high grade dumps and other items of importance. These features and items were also mapped, measured, and photographed. The full survey reporting is contained within this document.

Effective Date

This report was compiled and completed in its entirety in January of 2022.

Reliance on Other Experts

Information from other sources outside of Gold Rush Expeditions, Inc.® are referenced in the "Reference" section at the end of this document. In most cases these references are state certified geologists and mineral surveyors, or reports made from data compiled by these same certified geologists. These works have been published as professional assessments and are assumed to be accurate and correct unless otherwise noted.

Gold Rush Expeditions, Inc.® always recommends independent assessments of data and validations of findings prior to any financial or asset expenditure as part of a competent due diligence.

Montreal Star Mineral Property Description


Montreal Star Mineral Property
Commodities: Gold
20 acre Lode Mining Claim
Basin/Boulder Mining District. Jefferson County, Montana
Located and Staked by Gold Rush Expeditions, Inc. 2021
385-218-2138
goldrushexpeditions.com
Legend
Claim Features
Trend of deposit
Golden Gate Shafts
Adit
Trench Cuts
Shaft
Prospect
Prospect
Google Earth
100 ft

Figure 1 – Overhead view of the Montreal Star Mineral Property with borders and features

Quick Facts

Access:	Easy high clearance 4WD
Waste Dump /Size	34,783 Tons
Blocked Reserves	Undefined Tons
Inferred Reserves	Undefined Tons
Tailings/Size	None
Defined Gold Asset	13,800 oz.
Defined Silver Asset	175,441 oz.
Defined Copper Asset	1,503,282 lbs
Mine Cut/Structure	3 shafts, 1 adit, dozer cuts
Total Workings:	Mapped 1731'
Commodities:	Copper, Silver, Gold, Cobalt, Nickel, Tellurium
Nearest City with Amenities	Butte, MT
Resources:	Trees/Water
Acres and type of claim	20 acres (1 - 20-acre lode claim)
Other Names (Historically)	Montreal Star, Golden Gate

Table 1 - Montreal Star Mineral Property Quick Facts

DESCRIPTION:

The Montreal Star property is located in the Basin/Boulder District of Jefferson County, Montana. The property is primarily a gold producer. The claim consists of a single, twenty (20) acre lode claim that encompasses the entirety of the trending vein as documented by the USGS.

The property is valuable for its deposits of Gold, Silver, Copper, Cobalt, Nickel, and Tellurium. Deposits of Copper, Cobalt, Nickel, and Tellurium is extremely rare, which adds significant value to the property. The addition of Gold and Silver to this deposit only serve to further increase the value.

The property has a somewhat detailed history regarding the location and development of the site including work that was done up into the mid-1980s. The site was "reclaimed" by the Montana Abandoned Mines division in 1993-1994. This included capping the main shaft and blasting the old adit. All of which can be quickly mediated by a day with a backhoe and proper permitting.

The mine is primarily a gold producing property with some Silver, Copper, and Zinc. It has been targeted for Silver in the past but best returns have been from Gold. The mine also has significant Copper deposits which is not surprising giving the geological locality to the Anaconda and Butte Copper deposits.

The Montreal Star veins have been roughly defined as running generally east/west with offshoots. The claim covers all of the general vein trends as well as the apex of the vein as it has been defined. There are no other mines or outcrops discovered within this section that would connect with this vein.

The property is well situated for development due to the geological location and extensive reporting from a 1957 DMEA application confirm this assertion. It is in a small development stage and has never been commercially developed. The previous miners at the site were operating on a small scale with a max of three miners working at any given time. Historically, the mine was profitable for the operators as can be determined from shipping records.

There are no milling or milling facilities on site. The ore has been shipped to Butte and Anaconda for processing. Butte is less than 10 miles "as the crow flies" and there are established roads that connect to the highways for shipping.

Suggested development at the site would include permitting for re-opening the main adit and the main shaft. Reclamation records are spotty, but this effort should be relatively simple for anyone with any mining experience. Once the portals are open, the subsurface veins and deposits can be verified, and some high-grade mining can be done along the veins.

The mine will require further development, which would be aided by a drilling program that would define the depth and quality of the veins and deposits that have not yet been mapped. Once defined, the subsurface workings could be shored and expanded to access those deposits and extract them.

The Montreal Star property is, in its current state, a small mining property that would be suitable and profitable for a small mining group or team that is experienced in development. Processing would be the largest hurdle but could be executed at any number of small custom mills in the Montana area.

A mining company that could expand upon the existing deposits and map the existing veins and lodes would likely be very successful given the geology of the region. This would require a more substantial investment but could develop the property into a major deposit.

MONTREAL STAR MINERAL PROPERTY MINE SITE DETAILS

LOCATION

- Basin and Boulder Mining District, Butte, Jefferson County, Montana

CLIMATE

Butte, Montana maintains weather measuring stations closest to the property. Weather data is presented in table 1, is Butte, Montana average climate data as reported by NOAA.com.

Table 2 - Matrix of temperature ranges in the region of the Montreal Star Property.

Month	High/Low
January	33° / 8°
February	36° / 11°
March	45° / 20°
April	54° / 27°
May	63° / 34°
June	72° / 41°
July	82° / 46°
August	81° / 44°
September	71° / 36°
October	58° / 27°
November	41° / 17°
December	32° / 7°

LOCAL RESOURCES

There is reported to be some water at depth. This is confirmed by water seepage at the collapsed portal of the adit. The volume of water is unknown. There is also substantial timber on the property. Native pines on the site are older growth and usable for timbering of the portals.

A county road accesses the site from the main highway and should be seen as a resource as the road provides direct access to the mine site. It will require maintenance if used for heavy equipment or machinery.

Any use of machinery, use of water or use of natural resources on the property are subject to permitting and local regulations. Land Manager and Montana DEQ regulate activities on this site.

SURFACE RIGHTS AND ACCESS

Surface rights are managed by the Bureau of Land Management and US Forest Service. Any questions or clarifications regarding this status, rights and restrictions should be directed to Gold Rush Expeditions, Inc.® or the local governing agency.

COMMODITIES

There are reports of historic and current commodities that have been recovered and are currently available at the site. This data is extrapolated from production records, samples and drill records. Historic commodity production values are taken from Private company files, USGS, US Bureau of Mines, State Mining Records, historical archives and other documentation. This information is presented in table 3.

Table 3 - Matrix of commodities present at the Montreal Star Property.

Commodity	Importance
Gold	Primary
Silver	Primary
Copper	Secondary
Zinc	Secondary
Bismuth	Primary

Table 3 – Commodities of the Montreal Star Mining Property

MAPPING:

While the subsurface workings of the Montreal Star are not currently accessible, there is detailed mapping that was completed by the Hicks[1] brothers with clean up and finish by USGS surveyor. 1958.


Adit - alt 6728'
N
6732
6742
6736'
6749'
6750'
6755
Caved -
Appl. reports vein north
Unaltered qtz. monz. boulders in altered qtz. monz. matrix
"sandy" qtz. monz.
caved
Shaft - collar alt. 6766'
Map shows 100 level
Gob
caved
stoped above
994 27" 0.02 3.7 1.40 0.119
995 Grab 0.05 6.6 1.98 0.150
503B Grab 0.03 7.5 1.64 0.380
60' winze (inaccessible)
502B Grab Tr Tr 0.04 0.000
501B 2' 0.02 0.8 0.22 0.027
ASSAY DATA
Sample No. Width oz.Au/ton oz.Ag/ton %Cu %B
Compiled from plane table and Brunton surveys by W.C. Prinz, U.S.G.S., June, 1958, and from maps submitted with application.
GEOLOGIC MAP
MONTREAL STAR MINE
JEFFERSON COUNTY, MONTANA
0 25 50 100 FEET
OCT. 1958
PLATE 1

Plate 2 - Assay and subsurface map of Montreal Star Workings.

Dump Locations/Size

There are three primary dumps associated with the Montreal Star. Dump One is the largest of the dumps and contains material from the main shaft and likely some high-grade ores as they were shipped from this point. Dump two contains material from the main adit. Dump 3 is material from the Golden Gate adits but is disturbed from the reclamation efforts. Dumps are measured as noted in table 3 below.


Montreal Star Property Dump Map
Commodities: Gold
Dump 1 - 25,024 Tons
Dump 2 - 5,544 tons
Dump 3 - 4,305 tons
Located and Staked by Gold Rush Expeditions, Inc. 2021
goldrushexpeditions.com
Legend
Claim Features
Trend of deposit
Dump 3
Dump 1
Dump 2
Trenched Material
Google Earth

Plate 3 - Map of dumps on the Montreal Star Property.

Dump ID	Calculated Tonnage	Composition	Source of Material
Dump 1	25,024	Quartz, Pyrite, Chalcopyrite	Main Shaft Muck/Ore
Dump 2	5,544	Quartz, Iron, Copper, Pyrite	Main Adit Muck
Dump 3	4,305	Quartz, Iron, Pyrites	Golden Gate Shafts

Table 4 - Matrix of Dump material on the Montreal Star Property

Surface Samples:

Gold Rush Expeditions, Inc.® Surveyors walked the property in search of outcrops, dump material, high grade ore or other material that would provide valuable information regarding the mineral content of the property. No outcrops were noted, but many samples were taken from the surface for assay. Surveyors gathered samples from the top, middle and lower regions of the dumps noted. Samples were gathered from surface to 18 inches below surface. Some samples were taken from the shipping area and near the adit and shafts where high grade material was observed. Sample locations are noted on the Property Map (Plate 4). Each sample is approximately 20-25lbs of material.


Montreal Star Property Sample Map
Commodities: Gold
9 samples - MS 1-9
Located and Staked by Gold Rush Expeditions,Inc. 2021
goldrushexpeditions.com
Legend
Sample Locations
Trend of deposit
MS1
MS2
MS3
MS5
MS6
MS7
MS8
MS9
Google Earth

Plate 4 - Montreal Star Property Sample Location Map.

As shown in the Montreal Star Sample Map, samples were taken from 9 primary locations on the surface of the property.

Sub-surface Samples:

Surveyors were unable to safely access any of the subsurface workings. The property was addressed by the Montana BLM in 1993. As well as can be ascertained, the main shaft was blocked and covered. The main adit was collapsed at the portal. The Golden Gate shafts were filled and bulldozed. Surveyors reported that the shaft would not be difficult to re-open with proper permitting. The main adit would also be a simple excavation but would also require excavation.

Current Assays:

**Please note that assay results are provided for informational purposes only. Assay certificates are confidential and proprietary.*

ASSAY ID	AU OZ./Ton	AG OZ./Ton	CU %/Ton
MS1 (Main Shaft)	0.07	2.43	1.15
MS2 (Dump and Ore)	0.81	3.55	3.02
MS3 (loading area)	0.75	11.62	2.6
MS4 (Golden Gate)	0.02	2.99	>1%
MS5 (Open Cut)	0.01	2.85	1.8
MS6 (Main Adit)	0.03	3.7	3.1
MS7 (Adit Dump)	0.03	2.17	2.7
MS8 (Trench Cut)	0.105	5.84	1.4
MS9 (Trench Cut)	0.44	7.29	4.6

Table 5 - Gold Rush Expeditions, Inc. 2021 Montreal Star Assay Values

HISTORICAL ASSAY REPORTS:

Historical assays values reported by Pinkerton, USGS and Lee Hicks, DMEA Docket 5049[2]:

> *DMEA Samples No. 994 and 995 and the applicants' Sample No. 1 are from the 100-level drift southwest; both 994 and 1 are from the back of the stope on this level. The applicant selected the material for Sample NO. DMEA-506B from the dump and claims that it came from the 100-level drift northeast beyond the cave. The applicants' unnumbered sample is also reported to have come from this area. DMEA Samples No. 501B and 502B and the applicants' samples HS and No. 3 are from the adit drift west in the vicinity of the winze and DMEA sample No. 505B and the applicants' sample No. 2 are from the back of the stope above the winze. One of the applicants collected Sample No. DMEA-503B for me across what he called a bismuth-rich zone. The remainder of the applicants' samples, Crude NS and #3 HS through #12 HS, were collected down the no inaccessible winze and Sample No. DMEA-505B is a selected dump sample of material the applicant said came from the winze.*

Date	Weight (SDT)	Au oz./ton	Ag oz./ton	% Cu
11/15/40	45.7785	0.025	7.4	2.30
4/24/42	37.460	0.025	10.5	0.56
5/18/42	27.1515	0.025	11.5	0.62
6/10/42	50.588	0.030	12.7	--
7/ 2/42	16.459	0.03	12.2	0.07
Totals and weighted averages	157.417	0.027	10.4	0.87

Sample No.	Width	Au Oz./Ton	Ag Oz./Ton	% Cu	% Bi
DMEA-554	27"	0.02	3.7	1.40	0.119
DMEA-555	Grab	0.03	6.6	1.58	0.150
DMEA-501B	2'	0.02	0.8	0.22	0.027
DMEA-502B	Grab	Tr	Tr	0.04	None
DMEA-503B	Grab	0.05	7.3	1.64	0.380
DMEA-505B	Sol. Dump	0.04	33.6	5.22	2.13
DMEA-506B	Sol. Dump	0.04	29.6	3.38	0.84
1	?	0.01	7.2	1.39	0.36
2	?	0.06	1.9	0.67	0.84
3	?	0.01	1.9	0.40	0.33
Crude BB	?	0.03	1.6	0.03	0.005
#3 BB	?	0.113	67.4	0.63	0.273
#6 BB	?	0.02	9.2	1.03	0.047
#9 BB	?	0.013	9.2	1.13	0.049
#12 BB	?	0.123	70.2	0.70	0.393
BB	?	0.02	19.4	6.73	0.93
None	?	0.26	18.40	?	?

BLOCKED RESERVES:

Mr. Hicks attempted to prove blocked reserves in his DMEA application but did not receive the funding necessary to drill the property and assess it properly. As such, there are known to be blocked reserves of gold, silver and copper with bismuth, however the volume and value of those reserves is unknown.

INFERRED RESERVES:

There are no reported inferred reserve valuations on the Montreal Star.

QUANTIFIED ASSETS:

Quantified assets on the property are assets that were seen and verified by Gold Rush surveyors. The quantifiable assets on the property at current consist of the remaining mineral value in the existing

dump piles on the property. There are three (3) measured dumps. These are pictured in Plate 3 above. A brief description as follows:

- Dump 1: Average from samples MS1-MS3 - Consists of the majority of the high-grade material. This was the muck and shipping ore from the main shaft.
- Dump 2: Average from samples MS6-MS7 - Consists of material from the adit and main drift workings.
- Dump 3: Average from samples MS4-MS5- Material from the Golden Gate Shafts. These shafts were very shallow (less than 20') and were bulldozed as part of reclamation, dumps are very much corrupted.

Assets are calculated by gathering an average assay value for the dump piles. This number is then multiplied by the measured tonnage of the dumps. These values are presented below:

Dump ID	Tonnage	Avg. AU oz/T	Avg. AG oz/T155,232	Avg CU %/Ton	AU Asset (oz)	AG Asset (oz)	CU Asset (lbs)
Dump 1	25,024	0.543	5.86	2.25	13,588	146,640	1,126,080
Dump 2	5,544	0.015	2.92	1.15	83.16	16,188	127,512
Dump 3	4,305	0.03	2.93	2.9	129.15	12,613	249,690
Totals:	**34,873**				**13,800**	**175,441**	**1,503,282**

Table 6 - Matrix of Quantifiable assets at the Montreal Star Property

TOTAL ASSET VALUATION

Combined asset value calculates Blocked Reserves and Quantifiable Assets for a total asset value on the property:

Table 7 -Matrix of total assets defined at the Brooklyn Property.

Asset:	AU (oz)	AG (oz)	CU (lbs)
Quantifiable Assets	**13,800**	**175,441**	**1,503,282**
Blocked Reserves	N/A	N/A	N/A
Total:	**13,800**	**175,441**	**1,503,282**

PRICING/VALUE:

Gold Rush standard site valuation is 0.1%-of defined, recoverable assets on the property. Pricing is firm and is only measured by what can be validated as present on the property.

Reserves and quantifiable minerals on the property are used to define the valuation of the site. The material and values shown will likely prove to be only a fraction of what the actual recovery is from a successful mining operation.

Gold Rush Expeditions, Inc.® represents the Montreal Star property as a brown-field development with extensive underground development, documentation, and production valuations. In addition, there is a full geological work up provided (in this document).

MONTREAL STAR MINERAL PROPERTY HISTORY

The Montreal Star is thought to have been located in or around 1868-1869 at the time when many, many properties were being staked on outcrops. The rush of the Treasure Hill and the Butte Mines quickly dwarfed every other property in the area regardless of the quality of material at the site. The mines showed consistent good value but with minimal money to develop, they were never fully worked or examined. The Gagnier family held the claims since at least 1886, they sold a 50% interest in the property in 1891 to the Bessette family, reportedly for a 40-acre homestead outside of Butte. The two families never worked the properties after the original patriarchs passed. In 1949, the Hicks brothers noted the property and the potential for gold development. They took a 25-year lease from the owners and began working the site.

They worked the property and made a reasonable living at the site. In 1955, the brothers applied for a DMEA loan for further development. This led to the discovery of their maps, assays and reports on the property being released publicly. The DMEA loan was denied because there was not a well-defined zinc deposit as the brothers had noted. Regardless, the Hicks brothers continued to work the property up into 1980.

The DMEA published a very brief history of the Montreal star according to Roby et. al 1930[3]:

> *It is presently being developed by Lee and Bill Hicks. Three claims comprise the property, which is developed by several open cuts, a 500-foot adit, a 100-foot shaft and several drifts.*

In 1958 the Montreal Mine consisted of 3 claims; the Golden Gate, Lag Lode and Montreal Star, all owed by Godfrey Gagnier and Renamay Bessette. At this time William, Lee and Jack Hicks were leasing the Montreal Mine from the owners with a 25-year term from 1955 to 1980. Hicks requested a DMEA loan in 1958 to explore the Montreal Star for copper and bismuth. The loan requested would be used to deepen the shaft 100 feet and drift 300 feet from the bottom of the shaft at an expected cost of $65,527.00

A physical Description with photos of the Montreal Star site is descibed in the DMEA application as follows[4]:

> *(a) Sketches of the mining operations are enclosed and listed in red letters as A and B. The Montreal Star claim has a 100 foot shaft as shown below with log hoist house in figures 1a, 1b, 1c, and 1d.*



Plate 5 - Headframe at the Montreal Star main shaft, circa 1958



Plate 6 - Hoist house at the Montreal Star Shaft



Plate 7 - Load out and trestle at the Montreal Star circa 1958



Plate 8 - Operations at the Montreal Star circa 1958

At the base of this shaft approximately 225 feet of crosscuts have been developed. A second adit driven to a series of three veins as shown on sketch c in relation to the main shaft as shown above is located the Golden Gate claim. However, the portal to the adit is on the Montreal claim. .....



Plate 9 - Adit at the Montreal Star circa 1958

2(b) The lessees have intermittently operated and developed this property since 1938

2(c) Approximately 2000 tons of ore were produced from this mine and one load shipped to the East Helena, Montana Smelter of the American Smelting and Refining Co. (A.S.&R.) and the remainder to the Washoe sampler in Butte, Montana, operated by the Anaconda Mining Company.

2(d) The reserves are indeterminable since the vein has been crosscut by a fault. Proper exploration to determine where the fault has been offset and some exploration of depth would be required. Assay data and smelter statements are attached.

2(e) The ore veins are in quartz monzonite locally known as Butte Granite. These veins have an East on West Strike and dip approximately 80 degrees south. The vein near the bottom of the main shaft is approximately 7 feet wide and contains copper, bismuth, gold and silver. The area was examined by Donald M. Pinckney of the Dept. of the Interior and also by Montis Klepper of the U.S. Geological Survey now assistance chief of the survey in Washington D.C. when they were conducting a current mapping program of the Boulder Batholith. The vein at the main workings has been faulted and offset. The fault reworked part of the vein when it transected the vein by its movements. The reworked vein material gave a false lead of ore, presumably in the wrong direction. A sketch to the best of our ability is enclosed and marked A. The other 4 veins set on the Golden Gate claims and have been explored to a certain extent...

Ore is in evidence on one side of the fault, surface traces may be observed, and the mine produced approximately 2000 tons. The vein has a definite strike and dip where exposed on one side of the fault. Copies of assay certificates are enclosed.

The exploration project that was the basis for the DMEA application is explained below:

(a) It is proposed that the existing shaft on the Montreal Star should be deepened by another 100 feet in order to circumvent the fault zone and explore the veins with a little more depth. Then from the bottom of the shaft a 300 foot drift (5x7 feet inside) to the veins on the Golden Gate property with a series of crosscuts off this main drift to attempt to pick up the ore vein again which has been faulted out in the main workings near the main shaft, estimating a 50 foot crosscut to attempt to pick up the veins at three regular intervals off the main exploratory drift.

(b) An access road is already available and may be repaired with a dozer as well as cleared of snow in winter.

(c) In the event an exploration contract with D.M.E.A. is executed, work will commence within 20 days to extend shaft another 100 feet at an average of one foot per day or for a total of 100 days. It is estimated that it would take approximately 160 days to complete a 300-foot drift and 150 foot of cross cutting. The drifting and crosscutting would average approximately three feet per day on a (5x7) inside heading. Allowing for 20 workdays per month and making allowances for weather conditions in this country, the total time would require 18 months.

Development of the mine according to the DMEA Report 5049[5]:

The Montreal Star mine has been developed mainly through a shaft and an adit. The shaft is 100 feet deep, two compartment, with 200 feet of accessible and about 50 feet of inaccessible workings from the 100-foot level. A small area above the drift southwest from the shaft has been stoped up about 5 to 10 feet. The shaft is serviced by a gasoline powered hoist housed in a small log building. All equipment necessary for exploration is at the shaft and is ready for almost immediate use.

The accessible portions of the adit consist of 400 feet of crosscutting and 120 feet of drifting with a small stope above the main drift west. A winze, reported to be 60 feet deep with some drifting at a 30-foot level, was sunk below the stope. This winze is now filled with water. There are no usable mine facilities at or in the adit.

The applicants have bulldozed several trenches, but they are now badly sloughed.

History and production according to the DMEA report[6]t:

The claims comprising the Montreal Star mine were located in 1933 and the mine has been worked intermittently by the applicants as lessees since 1938. The applicants claim to have produced 2,000 tons of ore from the mine; 157.417 tons of which is substantiated by smelter settlement sheets as follows:

Date	Weight (SDT)	Au oz./ton	Ag oz./ton	% Cu
11/15/40	45.7785	0.025	7.4	2.30
4/24/42	37.460	0.025	10.5	0.36
5/18/42	27.1315	0.025	11.5	0.62
6/10/42	30.588	0.030	12.7	--
7/ 2/42	16.459	0.03	12.2	0.07
Totals and weighted averages	157.417	0.027	10.4	0.87

The 1940 shipment is from a small stope above the winze in the adit and the first 1942 shipment is from the 100 level of the shaft. The remainder of the shipments were made from the winze off the adit.

Gold Rush Expeditions, Inc. ® Survey Report

Gold Rush Expeditions, Inc.® surveyors visited the Montreal Star Mineral Property site in October of 2014 and August of 2021. A full survey of the site was undertaken. The team examined the portals and their condition. They also took note of ores, dumps, and tails. These were examined and documented with samples for assay taken. The general area was mapped and documented as it sits today. That information will be compared with historical information to provide a full understanding of the site.

Gold Rush Expeditions, Inc.® defines an on-site survey as an exploration where experienced mineral surveyors are actually on the ground at the claim sites. Gold Rush Expeditions, Inc.® will provide detailed photographic and video representation to give the most robust description of the claims and workings.

Underground Survey Information

There is no current access into the subsurface workings of the Montreal Star due to a reclamation effort executed by the Montana DEQ in 1993. The portals and locations of access are clearly noted. The portals could be re-opened with an active notice of operation or exploration.

Surface Information

The surface area of the Montreal Star is in excellent condition and showcases the general historic production of the site. The locations of the old buildings, portals and workings can easily be defined. The dumps have not been disturbed, which is common with early reclamation projects with small budgets. Further, there are some areas where shipping ore has been staged for processing. This ore is easily distinguishable by its metal content and location. There are two old trenches on the site that are also open and give a bit of insight into structure of the surface material. These trenches are not usable for mining "as is" and were in poor condition in 1955-58 according to DMEA reports as noted above.

Photo/Video/Media

There is substantial video and photographic documentation of the Montreal Star Mineral Property Site and the area around it. This media was recorded and documented by Gold Rush Expeditions, Inc. in 2014 and 2021 while on site at the Montreal Star property. These images and video are proprietary and the sole property of Gold Rush Expeditions, Inc.®

Gold Rush Expeditions, Inc.® utilizes the finest quality equipment and most current technology to capture photo and video representations of the mine claim sites and workings. Utilizing the latest technology to provide a comprehensive view of the mineral property.

INITIAL SURVEY

Claim Exploration Survey

Claim Name	Mine ID's on Claim	Claim Type	# and type of entrances
Montreal Star	MTJEF_02236 MTJEF_02237 MTJEF_02238 MTJEF_02239 MTJEF_02240	Lode	1 shaft and multiple prospects

1. Land Management Agency: Forest Service
2. Nearest City with amenities and distance: Butte, MT
3. Give Distances and details of road access to claim site: Easy high clearance 4WD dirt road to claim
4. Describe Access to the Mine (Approximate distance, dirt road, paved road, easy to access, etc): You can drive to within a hundred feet of the shaft entrance.
5. Give a description of the parking and staging on the claim site: Limited parking at upper portion of the claim can park 1-2 vehicles just off roadway. Below the waste dump is more parking and staging, could park 7-8 vehicles and equipment here.
6. What resources were found on the claim site (Wood, Shade, Water, Brush, Reclaimed wood, etc): Cedar trees
7. Structures or mining remnants present on claim site (Building, foundations, wood scraps etc). Yes
    a. If yes describe: All that remains is some corrugated steel over a collapsed structure. Unsure of exact type of structure.
8. Was miner's trash present on the site? No
    a. If yes describe: N/A
9. Describe the waste dump (Is there a high-grade ore pile, what materials are present, is the waste valuable, just waste, etc): Quartz, pyrites, galenas and lead.
10. Tailings Present? No
11. Where samples taken? Yes
12. Mine portal composition? Other
    a. If other explain: The shaft is collapsed, likely backfilled.
13. Mine Type: Shaft
14. Mine Status Reclaimed
15. Access into the mine is? There is currently no access into the mine entrances. The mines will require excavation to clear.
16. Interior of the mine was: Unknown
17. Was the mine fully surveyed? No
    a. If no explain why not: Mine entrances not open at time of survey.
18. How much foot traffic was present in the mine? None

19. Future development potential: Gold is the primary element here. It is known in the area. Historically a family was pushed off the claim by the BLM in 1983-84. They were producing gold in the 1970s, leased the property in the late 70s and the lessee had failed to do any assessment work. This gave the opening needed to close the mine at the time. There was reported at least 1000' of development on a large orebody that produced primarily gold. This is undefined but assays will give an idea of the content. Will need permits to open the old workings and define the values and reserves.
20. Give an overall description of the claim site (opinions of the claim, remote, high traffic area, great views, good history, etc.): Located close to Butte Montana and not too far from the Butte Pit. Large dumps located on the claim. According to the map the claim consists of prospects and a shaft. One of the prospects is very large and was likely an adit more than a prospect. Historic information says there was a large shaft that was 300' with a drift at 100 and other levels. The adit was 500' in 1969 and did not account for development in the 1970s.

Claim Exploration Survey Form

Claim ID	CMT100316JEF	Date Staked	
Claim Name	Montreal Star	Staked By:	
Mine ID's on claim	MTJEF-2236	Lode or Placer:	Lode
		Part of claim group	NA

\# and type of entrances: 1 Shaft, Multiple small prospects

1. Rate the access to claim site:

- [ ] Dirt road is accessible by passenger vehicle (2WD)- 2 rating
- [x] High clearance 4WD needed to access road - 2.5 rating
- [ ] Trails are for Modified Experienced 4WD only - 3 rating
- [ ] Trails are narrow and only accessed by ATV - 3.5 rating
- [ ] Accessible by foot only - 4+ rating

2. Distances and details of access to claim site: 3-4 miles of dirt road off highway

3. Give a description of parking and staging on the claim site: Not all flat. Could park vehicles, trailers & equipment near bottom of tailings

4. Resources

- [x] Shade
- [x] Wood
- [ ] Water: What type of water
- [x] Brush
- [x] Reclaimed wood
- [ ] Other

5. Nearest City with ammenities: Butte Montana

7. Structures or remnants present on claim site? (Building, foundations, Wood scraps, etc.): [ ] Yes [x] No
Describe

8. Was miners trash present on the site? [ ] Yes [x] No
Describe

10. Take GPS coordinates of all structures and entrances on claim. Create an actual .hwp file and submit.

11. Complete and overall description of the claim site (opinions of the claim, remote, high traffic area great views etc.)
High producing mine site. Excellent ores in tailings. Mine could easily be reopened. Very close to Butte, MT.

12. Claim Rating (circled value in parentheses)

Total Workings	1	2	(3)	4	5
Historical Value	1	2	(3)	4	5
Accesibility	1	2	3	4	(5)
Mineral Value	1	2	3	4	(5)
Resources	1	2	(3)	4	5

Mine Exploration Survey Form

Mine ID: MTJEF-2236
Claim: [X] Yes [ ] No
Surveyors: Cody & Jess
Claim Name: Montreal Star
Date Explored: 10-13-14
Claim ID: C-MT100316JEF

1. Describe Access to the Mine (Approximate distance, dirt road, paved road, easy to acces, etc):
easy 4WD access right on continental divide

2. Tailings Present [X] Yes [ ] No
- [ ] <1000 tons
- [ ] 1001-9999 tons
- [ ] 10,000-49,999 Tons
- [X] 50,000 + Tons

3. Describe tailings (is there a high grade ore pile, what minerals are present, valuable, just waste, etc)
Rich with Gold, Silver & Quartz

4. Entrance is: [ ] Timbered [ ] Solid Rock [ ] Soft conglomerate [ ] Sandy [X] Other capped & covered c dirt
5. Mine Status: [ ] Open [ ] Gated [ ] Collapsed [X] Reclaimed [ ] Partial Collapse
6. Mine Type: [ ] Adit [X] Shaft [ ] Incline [ ] Prospect [ ] Trench
Average Height ? ft x Average Width ? ft
7. Access into the mine is? Capped & covered c dirt.
8. Interior of the mine was: [ ] Filled with Water [ ] Damp [ ] Dry [X] Other N/A
6. Fully Explored? [ ] Yes [X] No Why not? capped / reclaimed

Draw a mine diagram with diemensions and North arrow:

Historically the shaft was 112' deep with 400' of drifts

TotalLength ____ ft. or Total Depth 112 ft

9. Minerals in the mine
- [X] Gold
- [X] Pyrite
- [X] Silver native
- [X] Quartz
- [ ] Copper
- [ ] Galena
- [ ] Lead
- [ ] Granite
- [ ] Platinum
- [ ] Calchopyrite

11. How much foot traffic present in the mine? [ ] None [ ] Heavy [X] Moderate [ ] Light
12. Estimated last day of operations: 1980's Working in 1985. Claims held until 90's
13. Notes:
Close to Butte. Very Rich Mine - easy access

ON SITE SURVEYOR NOTES

Enter in on site surveyor notes here

SELECTED PHOTOGRAPHS FROM THE SURVEY


GOLD RUSH
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Plate 10 - Looking down across the load out area.


GOLD RUSH
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Plate 11- Surveyor gathering ores for assay at the old shaft.


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Plate 12 - Dumps at Montreal Star shaft.


EST 2004
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Plate 13- Native gold and stringers of galena in shipping ore.



Plate 14 - Veinlets of galena over auriferous pyrite.



Plate 15- Auriferous pyrite, galena from dump piles.


EST 2004
GOLD RUSH
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Plate 16 - Gold and copper ores. Samples sent for assay.


EST 2004
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Plate 17- Site of the Golden Gate Shafts.


EST 2004
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Plate 18 - Site of shaft after reclamation.


EST 2004
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Plate 19- Reclaimed adit.


EST 2004
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Plate 20- Load out pad, circa late 1970s, below the shaft.


EST 2004
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Plate 21- Looking up at the dumps of the Montreal Star from the load out.


EST 2004
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Plate 22- Main Adit location.


EST 2004
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Plate 23- Dumps from the main adit.


EST 2004
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Plate 24 - Dumps below the main adit.


EST 2004
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Plate 25 - Copper and gold ores from the lower adit region. Gathered for Assay.


EST 2004
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Plate 26- Remnants of developments at the site.


EST 2004
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Plate 27- Dumps at the adit.


EST 2004
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Plate 28- Copper at the adit dumps


EST 2004
GOLD RUSH
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Plate 29- Copper and gold ores from the adit dump.


EST 2004
GOLD RUSH
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Plate 30 - Surveyor for scale on adit dumps


EST 2004
GOLD RUSH
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Plate 31 - Adit dumps and load out.


EST 2004
GOLD RUSH
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Plate 32 - Dumps from main adit.


EST 2004
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Plate 33- Typical Dump material at adit.


EST 2004
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Plate 34 - Cubed pyrites on quartz from dumps


EST 2004
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Plate 35 - Dump piles with surveyor for scale.


EST 2004
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Plate 36- Copper and cobalt material staged at adit.


EST 2004
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Plate 37- Auriferous pyrites and quartz.


EST 2004
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Plate 38 - Auriferous pyrite and native gold.


EST 2004
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Plate 39 - Copper ore with quartz.



Plate 40- Copper, gold, and pyrites from dumps.



Plate 41 - Dumps at shaft with surveyor for scale.


EST 2004
GOLD RUSH
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Plate 42 - Sample of shipping ore with copper and gold.


EST 2004
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Plate 43- Quartz and auriferous pyrite.

USGS Mineral Resources Data Information

The USGS provides some historical data[7] on the site. This information is usually from Bureau of Mine surveys. In many cases the information is somewhat skewed with an anti-mining sentiment. The status quo at the USGS being "No Deposit, No Report".

With that in mind, hard data is not obscured or obfuscated, and the information can be helpful when paired with other data sources.

The Montreal Star is a very small property relative to the massive Anaconda properties in the region. However it has returned very impressive values. This fact is generally overlooked in federal reporting. This reporting is common with USGS files as they are created by novice geologists with no firsthand knowledge of the sites. All descriptions and details from USGS[8] are noted below:

Montreal Star

Past Producer in Jefferson county in Montana, United States with commodities: Silver, Lead, Copper, Zinc, Cobalt, Nickel, Bismuth, Arsenic, Antimony, Tellurium

Geologic information

Identification information

Deposit ID	[redacted]
MRDS ID	[redacted]
Record type	Site
Current site name	Montreal Star
Related records	[redacted]

Geographic coordinates

Geographic coordinates:	[redacted]
Elevation	1829
Location accuracy	250 *(meters)*
Relative position	1.1 KM SW OF [redacted] MTN.

Political divisions (FIPS codes)

Jefferson (county)

Montana (state)

United States (country)

North America (continent)

Land (continent)

USGS map quadrangles

Elk Park Pass (quadrangle 1:24,000 scale)

Butte North (quadrangle 1:100,000 scale)

Butte (quadrangle 1:250,000 scale)

Hydrologic units (watersheds)

Boulder (hydrologic unit)

Missouri Headwaters (hydrologic accounting unit)

Missouri Headwaters (hydrologic subregion)

Missouri (hydrologic region)

Federal lands

Geographic areas

Country	State	County
United States	Montana	Jefferson

Public Land Survey System information

Meridian	Township	Range	Section	Fraction	State
Montana Principal	[redacted]	[redacted]	[redacted]	[redacted]	Montana

Comments on the location information

- [redacted] SW OF ELK PARK.; INFO FROM LAND.ST :(1954)

Commodities

Commodity	Importance
Silver	Primary
Lead	Primary
Gold	Primary
Copper	Secondary
Zinc	Secondary
Cobalt	Tertiary

Commodity	Importance
Nickel	Tertiary
Bismuth	Tertiary
Arsenic	Tertiary
Antimony	Tertiary
Tellurium	Tertiary

Comments on the commodity information

- BISMUTH IS REPORTED TO BE IN THE AREA

Materials information

Materials	Type of material
Bismuth	Ore
Bismuthinite	Ore
Chalcopyrite	Ore
Galena	Ore
Gold	Ore
Marcasite	Ore
Sphalerite	Ore
Tetrahedrite	Ore
Pyrite	Gangue
Quartz	Gangue

Analytical data

Result	ASSAY REPORT
Result	AU - .005, TRACE, .01, .02 OZ/TON. AG - .6, 2.0, .8, .2 OZ/TON CU .01% .01% .04%

Host and associated rocks

Host or associated	Associated
Rock type	Plutonic Rock > Granitoid > Quartz Monzonite
Rock unit name	Boulder Batholith
Rock description	Boulder Batholith

Stratigraphic age (youngest)	Late Cretaceous
Stratigraphic age (youngest)	Late Cretaceous
Stratigraphic age (youngest)	Late Cretaceous

Host or associated	Host
Rock type	Plutonic Rock > Granitoid > Quartz Monzonite

Nearby scientific data

(1)	Tertiary volcanic rocks

Geologic structures

Type of structure	Regional
Structure description	Boulder Batholith

Economic information

Economic information about the deposit and operations

Development status	Past Producer
Commodity type	Metallic
Deposit size	Small
Significant	No
Discovery year	1895
Discoverer	Located By Claimant's Father

Mining district

District name	Boulder Mountains Area

Land status

Ownership category	National Forest

Ownership information

Type	Operator
Owner	Williams, Lee, And Jack Hicks
Home office	1034 Cal., Butte, Mt.
Type	Owner
Owner	Godfrey Gagnier
Home office	515 E. 3rd, Anaconda, Mt.

Comments on the workings information

- BETWEEN 2 ORE-BEARING ZONES IS A 5 FT VEIN WHICH STRIKES N 65 E AND DIPS 55 SE. A LARGE BRECCIA ZONE NEAR A RHYOLITE QUARTZ MONZONITE CONTACT CUTS THE VEIN AND CONTAINS ROUNDED WALL ROCK AND ORE FRAGMENTS.

Comments on development

- 3 CLAIMS

Reference information

Links to other databases

Agency	Database name	Acronym	Record ID	Notes
USGS	Mineral Resources Data System	MRDS	FS00284	

Bibliographic references

- *Deposit*

MBMG BULL 30, P. 26.

- *Deposit*

MBMG BULL 25, P. 21.

- *Deposit*

MBMG BULL 16, P. 71, 72, 114.

- *Deposit*

1940 DIREXPL

- *Deposit*

1951 DIREXPL

- *Production*

MBMG BULL 16, P. 114.

General comments

Subject category	Comment text
Deposit	Discovery Year: 1890'S

Reporter information

Type	Date	Name	Affiliation	Comment
Reporter	01-JUL-76	Steward, Candis A.	U.S. Geological Survey	
Updater	01-AUG-81	Wise, Kristine K. (Elliott, James E.)	U.S. Geological Survey	

MONTREAL STAR II

Past Producer in Jefferson county in Montana, United States with commodities Copper, Silver

Geologic information

Identification information

Deposit ID	[redacted]
MRDS ID	[redacted]
MAS/MILS ID	[redacted]
Record type	Site
Current site name	Montreal Star
Related records	[redacted]

Geographic coordinates

Point of reference	Main Entrance
Geographic coordinates:	[redacted]
Elevation	2073
Location accuracy	100 *(meters)*

Political divisions (FIPS codes)

Jefferson (county)

Montana (state)

United States (country)

North America (continent)

Land (continent)

USGS map quadrangles

Elk Park Pass (quadrangle 1:24,000 scale)

Butte North (quadrangle 1:100,000 scale)

Butte (quadrangle 1:250,000 scale)

Hydrologic units (watersheds)

Boulder (hydrologic unit)

Missouri Headwaters (hydrologic accounting unit)

Missouri Headwaters (hydrologic subregion)

Missouri (hydrologic region)

Federal lands

Geographic areas

Country	State	County
United States	Montana	Jefferson

Public Land Survey System information

Meridian	Township	Range	Section	Fraction	State
Montana Principal	[redacted]	[redacted]	[redacted]	[redacted]	Montana

Commodities

Commodity	Importance
Copper	Primary
Silver	Tertiary

Nearby scientific data

Main Entrance (1)	Tertiary volcanic rocks

Economic information

Economic information about the deposit and operations

Operation type	Underground
Development status	Past Producer
Commodity type	Metallic
Deposit size	Small
Significant	No

Land status

Ownership category	National Forest

Reference information

Links to other databases

Agency	Database name	Acronym	Record ID	Notes
U.S. Bureau of Mines	Minerals Availability System	MAS	[redacted]	
USGS	Mineral Resources Data System	MRDS	[redacted]	MAS references MRDS

Reporter information

Type	Date	Name	Affiliation	Comment
Reporter	30-DEC-81	Western Field Operations Center (WFOC)	U.S. Bureau of Mines	

BASIN AND BOULDER MINING DISTRICT HISTORY

History of the Boulder and Basin District according to Pardee and Shrader 1933[9]:

The Basin and Boulder districts include most of the area drained by Boomerang, High Ore, Cataract, Basin, Lowland, and other creeks tributary to the Boulder River. Within this area, which is about 20 miles in a direct line south of Helena, are the towns of Boulder and Basin, both on the Great Northern Railway and the Butte-Helena State highway.

Lodes were discovered in this area before 1870, and since then mining has continued with varying degrees of activity. Brief notes that accompany the reports of production given in Mineral Resources since 1904 indicate that periods of more than ordinary activity, during which from 10 to 20 or more mines were operated, occurred in 1905-1908, 1916-1920, and 1924-1926. In the first two periods the most productive mine was the Comet, and in the last one the Hope-Katie mine of the Jib Consolidated Mining Co. In June, 1929, several lodes were being developed, the most extensive work being done at the Gray Eagle and Minneapolis mines. In addition, ore was being shipped from the Comet and three or four smaller properties by lessees. The East Katie Extension was being unwatered in preparation for further development work.

The Comet mine, mentioned above, is considered in Knopf's report as within the Wickes district. When the railway to the town of Wickes was abandoned, however, Basin became the shipping point for this mine, and in the Mineral Resources reports referred to below it has been considered as within the Basin district.

From 1904 to 1928 the production reported by Mineral Resources for the Boulder and Basin districts, including the Comet mine, amounted to $5,555,274. In round figures $1,665,000 was in gold; the remainder represents the value of 2,311,000 ounces of silver, 2,356,000 pounds of copper, 11,130,000 pounds of lead, 8,962,000 pounds of zinc. To be strictly accurate the total given above should be reduced perhaps as much as $100,000, for the reason that it includes the concentrate from tailings of the Black Rock mine, at Butte, that were shipped to Basin and treated there by flotation in 1914. The exact value of this concentrate is not given, but it is stated to make up the larger part of $154,084 the total production of the Basin district for 1914. The total production of the Basin district since the mines were discovered, exclusive of the Comet prior to 1904, is popularly estimated to be $8,000,000. Since 1904 the Boulder district is indicated by Mineral Resources to have produced $325,000.

ADJACENT PROPERTIES

Descriptions of the mines of the Boulder and Basin District by Knopf 1913[10]:

Robert Emmet Mine *- The Robert Emmet mine lies at an elevation of 5,600 feet on the south side of the Wickes-Boulder divide near the road between those towns. It is electrically equipped and a shaft has been sunk to a depth of 470 feet, with levels at 200 feet and 350 feet, but these were not accessible at the time of visit. The vein occurs in the granite several hundred yards east of the contact of the granite and andesites, which are well exposed upon the divide; it is said to strike east and west and to average 5 feet in width. The ore in the upper level as seen on the dump consists of sphalerite, pyrite, chalcopyrite, and galena in a quartz gangue. The valuable constituents are silver and copper, together with a small amount of gold ($2 to $5).*

Amazon Mine *- The Amazon mine is situated on the west side of Boulder Valley, 4 miles north of Boulder. The mine was closed down during 1911, but its owners intend to reopen it. The country rock is a granite. The ore contains much sphalerite and galena, with a small amount of chalcopyrite and pyrite in a quartz gangue.*

Baltimore Mine *- The Baltimore mine is situated on Boomerang Creek, 4 ½ miles northwest of Boulder. A small crew of men were employed on the property during 1911.*

Two separate ore bodies have been exploited. The upper one is opened by tunnels 4, 5, and 6; the lower one by tunnels 1, 2, and 3. Tunnel 1, which enters the hill at an elevation slightly above the bed of Boomerang Creek, is the only one in which work was being done at the time of visit.

The general country rock in the vicinity of the mine is granite, but the principal workings are in intrusive masses of aplite, a light colored granular rock consisting of orthoclase, quartz, and a minor amount of biotite. There have been encountered also some porphyry dikes of andesitic character, related to the dacites capping the granite on Sugarloaf Mountain, which lies a short, distance southwest of the mine. The ore bodies that have been mined were short, irregular veins with numerous branches, but locally swelling to considerable dimensions. In tunnel 5 there remains a large body of ore, consisting mainly of black sphalerite inclosed in a coarse white quartz gangue. Galena, pyrite, and chalcopyrite are associated sulphides. Sphalerite transformed to covellite is found as a rarity. This ore body was too zincky to work formerly, and only the portions containing considerable lead were extracted.

The ore body developed in the three lower tunnels has been largely stoped out to the surface from above tunnel 2. In this tunnel the vein is approximately 130 feet long and is terminated at both ends by faults. The first 65 feet has been stoped out; the remainder of the vein consists of flinty gray and chalcedonic quartz, evidently too low grade to pay for extraction. In the winze between tunnels 2 and 1, 86 feet below, the vein is well shown. It stands vertical and ranges in width from 6 to 8 feet. The hanging wall is sharply defined, but the footwall is less well marked, the vein inclosing some aplite, reticulated with fine-grained siliceous veinlets. The gangue is a coarse white quartz irregularly mingled with dark flinty quartz and carrying a sparse amount of metallic sulphides. Pyrite is the principal sulphide, and sphalerite, galena, and chalcopyrite occur in minor amounts. The ore is stated to contain $7 a ton in gold.

Gray Eagle Mine *- The Gray Eagle mine is situated at the head of Bishop Creek, a tributary of High Ore Creek. The lower or main working tunnel is 1,800 feet long, but only 1,000 feet are now accessible; it traverses both granite and aplite. The pit on the surface, however, is in andesite. The course of the vein is N. 75° W. The lower tunnel is approximately 200 feet below the pit, and a shaft inside the tunnel was sunk another 200 feet. Apparently there was one principal ore shoot, which was stoped out to the surface. The estimates of production show a considerable range, but half a million dollars' worth of lead-silver ore seems to be a moderate figure.*

Copper King Prospect *- The Copper King prospect is situated 3 miles northeast of Basin in Hiawatha Gulch. The principal development consists of a tunnel drifted 125 feet along the vein. During 1911 a shaft was being sunk on the vein and attained a depth of 35 feet. Two men were employed.*

The ore body is a narrow vein a foot thick at most, trending east and west, inclosed in granite walls. The ore is a quartz carrying tetrahedrite and a small amount of pyrite. The quartz is of

coarse glassy character mingled with cryptocrystalline and chalcedonic phases. By sorting, a product containing 24 ounces of silver and $1.60 in gold to the ton and running 94 per cent of silica is obtained. The ore is sorted so as to run high in silica, because it is shipped to the copper smelter for use as converter lining, and a bonus of 15 cents is paid for each unit in excess of 75 per cent of silica.

Quartz Mass Near Basin *- A great mass of quartz is inclosed in granite 1 mile east of Basin alongside the track of the Great Northern Railway. This quartz mass was formerly of some economic importance; it was quarried and shipped to Butte as converter lining for the copper smelters.*

The quartz mass is 200 feet in altitude from its top to the floor of the pit; most of it forms a sheer face of coarse solid white quartz absolutely devoid of any metallic sulphides; on the level of the pit it is 350 feet wide. Coarse quartz monzonite surrounds the quartz mass, but the actual contact is covered everywhere by loose material. The monzonite shows megascopically no noticeable alteration. In the tunnel, which is 100 feet below the pit, the main rock is a coarsely granular alaskite porphyry slightly pyritized. Only an insignificant amount of quartz is exposed in the tunnel. A noteworthy feature is that small quartz stringers, branching off from the larger masses and penetrating the porphyry, inclose numerous euhedral crystals of orthoclase up to three-fourths of an inch in length, forming a rock resembling a quartzose pegmatite.

Eva May Mine *- The Eva May mine is situated on Cataract Creek, 8 miles north of Basin. The mine is developed by a shaft 1,200 feet deep, with levels at every 100 feet down to the 600-foot level, and also at 800 feet and 1,200 feet. The general rock in the vicinity of the mine is a coarse gray quartz monzonite cut by intrusions of a tourmaline-bearing white aplite. The ore is a coarse white quartz carrying pyrite, chalcopyrite, galena, sphalerite, and tetrahedrite. Further, it is noteworthy that some of the ore contains considerable black tourmaline. An interesting fact is that the mine dump shows also considerable blue-gray cryptocrystalline quartz, but the significance of this or its relation to the tourmaline-bearing quartz ore could not be determined on account of the inaccessible condition of the underground workings.*

Concerning this mine Weed says:

> *An example of the economic necessity of carefully observing secondary fractures and accompanying enrichment is shown by the Eva May mine, on Cataract Creek, near Boulder, Montana. In the early history of the mine much high-grade ore was found, consisting of pyrite, together with more or less galena, blende, and chalcopyrite, the whole impregnated with scattered bunches of rich antimonial sulphides of silver. The vein is a large one and shows thick ore shoots of pyritic ore, but the bulk of this, away from the enriching fracture, is too poor to work.*

An analysis of a concentrate of the pyritic ore, cited by Weed, shows 9.83 per cent of lead, 6 per cent of zinc, 4.56 per cent of copper, 0.1 ounce of gold, and 1.85 ounces of silver.

The King tunnel, which is being driven to hold some unpatented ground, is 450 feet in length and is drifted along a highly tourmalinic lode 2 ½ to 3 feet wide. The principal sulphide is pyrite, with arsenopyrite, sphalerite, and galena in minor amounts. Sulphides are contemporaneous with the tourmaline and it is noteworthy that in comby veinlets of quartz the tourmaline fills the central portion of the veins.

Uncle Sam Mine *- The Uncle Sam mine is an old property, from which in early days some 12,000 tons of ore were taken out and hauled to Wickes. This was said to carry from $30 to $90 a ton. Operations have recently been commenced, to reopen the mine. A crosscut tunnel is being driven to intersect the lode at a depth of about 175 feet; the estimated length is 450 feet, of which 250 feet had been completed at the time of visit.*

The country rock is aplite, forming a border between the main body of granite, which is encountered in the tunnel, and a capping composed of andesites. An aplite dike, 10 to 15 feet wide, with gouge on both contacts was crosscut in the tunnel. The vein is near the contact of the aplite with the overlying andesites; in fact the pits on the extension of the vein are in andesite. The andesites, or probably more accurately latites, are flow-banded varieties; they have been considerably metamorphosed by the intrusion of the granitic rocks and in consequence are not easily recognizable. They are light colored and because of their light color and highly developed flow banding have been regarded as rhyolites and phonolites.

The old workings took out a shoot of ore extending 80 feet east of the incline shaft and reaching a depth on the incline of 130 feet. The ledge is said to be 12 feet wide and the ore minerals are galena and sphalerite with subordinate tetrahedrite.

Western Reserve Mining Co.'s Mine *- The Western Reserve Mining Co. owns the Hattie Ferguson mine on Cataract Creek, 6 miles from Basin. The mine was formerly worked by a shaft 140 feet deep, but a crosscut, now over 1,400 feet long, is being driven and is expected to cut the vein at a depth of 362 feet below the collar of the shaft. The country rock is aplite, which extends northward to the Sirius and Klondike mines, although a small amount of normal granite is encountered in this area. The aplite is somewhat porphyritic, and near the vein this texture is accentuated by the chalky appearance of the feldspar. The ore minerals are galena, pyrite, and sphalerite, and 40 per cent of the value is said to be in gold.*

Butte and Philadelphia Prospect *- The Butte and Philadelphia prospect is situated on the flank of the group of peaks known as the Three Brothers and lies northwest of the south peak at an elevation of 7,800 feet. The property is reached from the south by the road extending up Basin Creek from Basin. Some machinery was installed and a small amount of development work was in progress during 1911. A series of three parallel veins traverses the granite, one of which is developed by 250 feet of tunnel. The strike is N. 80° W. and the dip 65° N. The ore occupies a 7 to 10 foot crushed zone in the granite. The metallic minerals are chiefly pyrite, with small amounts of galena and sphalerite, associated with very little quartz. Between the pyrite and the heavy zone of gouge that occurs along the hanging wall, there are in places slabs of galena 1 inch thick and from 1 to 2 feet in diameter, showing a banded structure.*

Bullion Mine *- The Bullion mine lies at an elevation of 7,400 feet on the northwest side of Jack Mountain, 10 miles by road from Basin. A concentrator and smelter of 200 tons daily capacity was constructed and several thousand feet of drifts and tunnels run, but the property is now idle.*

The country rock at the mine is mainly quartz monzonite, intruded, however, by small dikes and masses of tourmaline-bearing aplite. Near the ore the rock is much altered by sericitization and pyritization and is cut by irregular veins, carrying black columnar tourmaline, quartz, and pyrite. The ore minerals in order of decreasing abundance are pyrite, tetrahedrite, galena, sphalerite, chalcopyrite, and arsenopyrite, and are inclosed in a gangue of coarse white quartz. A second

and later mineralization has affected the veins and is represented by a gray, flinty quartz carrying minor amounts of metallic sulphides. The ore therefore is of composite origin.

Morning Star Mine *- The Morning Star mine is situated on the west side of the valley of Basin Creek, half a mile west of Winters Camp. The ore body strikes east and west and consists of a quartz vein inclosed in a much-altered andesite. The metallic minerals are galena, sphalerite, pyrite, and chalcopyrite in small amount. The richest ore occurs in a 2 ½-inch streak, consisting principally of galena, and is reported to run 40 ounces in silver and $3.80 in gold to the ton and 50 per cent of lead.*

Custer Mine *- The Custer mine is situated 1 mile southeast of Basin at an elevation of 6,000 feet. The ore body is a wide quartz vein, in places attaining a width of 30 feet, traversing sericitized granite. The strike of the vein is east and west, but the pay streaks, which are generally under 1 foot in width, are very irregular in width and direction. The ore is a high-grade silver-lead carbonate, which is stated to carry 40 ounces in silver and $18 in gold to the ton.*

Allport Mine *- The Allport Mining Co.'s property, consisting of 5 end-on-end claims extending northeast and southwest, is situated 4 miles south of Basin, at an altitude of 7,500 feet. The main development work consists of a shaft 110 feet deep and a number of short levels. During 1911 work was in progress on the 55-foot level, but the vein below this level is flooded with water.*

The country rock is a coarse gray granite. On the 55-foot level the vein, which trends N. 36° E. and dips nearly vertical, is from 5 to 6 feet wide and consists partly of quartz and partly of granite. The wall rocks are much altered by sericitization and impregnation with pyrite. The vein on the 100-foot level is said to be 12 feet wide and to assay $16 a ton in silver and gold across the face. The ore is a bluish-gray cryptocrystalline quartz, carrying mainly pyrite in small amount and some sphalerite.

On the northwest extension of the course of the vein some coarse-grained white quartz veinlets were seen that carried considerable tourmaline, but these were said to be valueless. These quartz-tourmaline veinlets have been brecciated and recemented by chalcedonic quartz.

Ruby Mine *- The Ruby mine is situated on Lowland Creek, 4 miles from its junction with Boulder River. The 10-stamp mill on the property is built near the stream at 6,000 feet altitude, but the mine lies half a mile southeast of the mill, at an altitude of 6,750 feet. By air line the Ruby mine is 14 miles north of Butte. The property was located in the seventies and surveyed for patent in 1888.*

The production is estimated to be $1,250,000 70 per cent in gold and the remainder in silver. Rich ore was sent to the smelter, and netted from $17 to $302 a ton in carload lots. The mine has been operated only intermittently, having several times been considered as worked out. In September, 1911, the mill was again started and commenced crushing a dump of some 1,200 tons of second-class ore which had accumulated during recent exploratory work.

The main shaft is situated at 6,750 feet altitude and was sunk to a depth of 400 feet. A crosscut tunnel intersects the shaft at 150 feet below the surface. The mine is now flooded with water below the 150-foot level.

The general country rock at the Ruby mine is dacite, or rhyolite, as it is better known locally. It lies in the heart of the great area of dacites that extends southward to Butte and forms Big Butte at that city. At the Ruby mine the original thickness of the superposed succession of dacite lavas and breccias was at least 2,500 feet. The dacite at the mine is a markedly porphyritic rock, showing numerous crystals of quartz and glassy striated feldspar embedded in a light-grayish groundmass of dense texture. In the vicinity of the mill the rock is prevailingly a dacite breccia.

The ore-bearing zone extends from the main shaft to the Columbia claim, a distance of several thousand feet, the general trend being S. 20° E. Within this zone the ore occurs in shoots, or more properly in parallel veins, dipping steeply westward and apparently disposed roughly in Echelon fashion. The Ruby shaft was sunk on a shoot of ore which, as shown on the stope map, was 260 feet deep, 40 feet long, and 20 feet wide. The extreme length, which was 70 feet, was on the 200-foot level. This shoot of ore, or pipe, as it is termed locally, yielded $600,000. The country rock in the vicinity of this shoot is extremely sheared and shattered. To the north the ore body is terminated by a southward-dipping fault zone, which is brecciated and mineralized through a width of 40 feet or more.

South of the Ruby shoot another vein was found, in which the productive portion was 170 feet long and 4 feet wide. The walls of this vein are generally well denned. A marked vertical undulation is a characteristic feature of the hanging wall. In places the vein is filled with fault breccia, some fragments of which are 20 inches long. Toward the north the fissure is apparently cut off by a cross fault dipping 45° S., although the fissure is here so small as hardly to be recognizable. The fissure is traceable by a well-defined footwall for a distance of 60 feet south of the productive portion, where it is terminated by a cross fault dipping south. It is not impossible that some of the cross faults are fractures contemporaneous with the major fissuring. The ore consists of angular dacite fragments cemented by quartz, calcite, and minor adularia. The adularia, where embedded in quartz and calcite, is not easily distinguishable, but in places forms crystals up to one-fourth inch in diameter. Its identity was established chemically and optically. The quartz is commonly clear, glassy, and drusy, but where it is solid it is of compact saccharoidal texture. Some of the siliceous veinlets show a porcelain-like texture but such cryptocrystalline quartz is far less common at the Ruby mine than at the surrounding properties. The sulphides, which are confined to the gangue material that cements, the dacite fragments, comprise pyrite, argentite, and possibly others that because of their fine subdivision are not readily recognizable. Native silver is common locally. The grade of the ore decreases with increase in size of the dacite fragments filling the fissure.

The workings extend on the southeast into the Columbia claim, which was recently acquired by the owner of the Ruby mine. The Columbia vein is developed by a number of drift tunnels, one, of which now connects with the Ruby workings. A pronounced joint system, trending N. 20° W., occurs in the Columbia tunnels and appears to have governed the trend of the ore body. The Columbia vein represents a zone of brecciation 12 feet or more wide. The individual fragments of brecciated dacite show little movement or deorientation, and the filling of the vein consists for the most part of angular fragments of dacite coated with a crystalline crust of quartz. In places, however, there is considerable white quartz unmixed with country rock. Some of this quartz is identical in appearance with that of the Empire and other veins of Marysville; that is, it is of lamellar habit and shows irregular pyramidal hollows lined with small glassy quartz crystals.

Such ore is of low grade, carrying $4 to $5 a ton in gold. The former owner took out only a rich streak along the hanging wall.

Kit Carson Mine *-The Kit Carson mine is situated on Lowland Creek near the stamp mill of the Ruby mine. The production is said to have been $100,000 in gold and silver. The property has in recent years been worked by lessees, but was idle during 1911.*

The main development is a drift tunnel entering the hill from the level of the stream bed. It is approximately 325 feet long and trends N. 10° E. The country rock is porphyritic dacite. At the face of the tunnel is seen 5 feet of highly brecciated porphyry, in which the fragments are irregularly traversed by chalcedonic and porcelainoid veinlets. The west wall (footwall?) is marked by a zone of soft, white clay. Locally, as shown along the tunnel, the hanging wall seems to have been determined by a platy structure parallel to the flow banding of the dacite.

Material on the dump shows that the dacite was netted with veinlets of silica carrying pyrite. Drusy crystalline, chalcedonic, and porcelainoid varieties of silica are intimately associated together. The feldspars of the dacite have been altered to chalky spots, in appearance strongly suggestive of kaolin but which prove under the microscope to be cryptocrystalline aggregates of sericite. The quartz veinlets when examined microscopically are found to contain minute crystals of adularia.

Memphis Prospect *- The Memphis prospect is on Lowland Creek, half a mile upstream from the stamp mill of the Ruby mine. The geologic features are similar to those of the Kit Carson mine. The dacite is cut by irregular veinlets of cryptocrystalline silica, carrying a little pyrite in cubes and pentagonal dodecahedrons. In addition to the dark gray-blue quartz the porcelainic variety is common.*

Geological Information

It is not the intention of Gold Rush Expeditions, Inc.® to define or present new geological information. Geological data presented in this section is the work of professional Geologists and their opinions and thoughts. This is not expected to provide a definitive view of all of the geology of the region, but an overview with the points that were deemed relevant.

Geology and Ore deposits of the Basin and Boulder district according to Pardee and Schrader 1933[11]:

> *The Basin district is underlain chiefly by the quartz monzonite of the Boulder batholith. In the western part is a large area of Tertiary dacite, and in the northern part smaller areas of late Cretaceous andesite (...). The monzonite intrudes the andesite and is overlain unconformably by dacite flows, and both andesite and monzonite are cut by dikes of dacite and rhyolite.*
>
> *The ore deposits include small placers that have been worked along some of the streams, lodes of the older group that are valuable for silver, lead, and zinc and some of them for copper, and lodes of the younger group that contain chiefly gold and silver. Some repeatedly opened fissures contain composite lodes which represent both the older and younger groups.*
>
> *A map of part of the Basin district by Billingsley and Grimes shows 15 or more veins, all of which trend N. 60°-80° W. and dip steeply south. These authors point out a tendency toward zoning of the different metals, which is illustrated by numerous small mines on Big Limber Creek near Basin. From north to south the vein outcrops in this gulch progress from the andesite down to a maximum of 750 feet within the granite and rise again to proximity with the contact at Basin. The northernmost vein, the Custer-Hiawatha, contains tourmalinic quartz with some arsenopyrite and carries gold. Some galena appears on the 200 level. To the south, possibly 300 feet below the andesite, the Buckeye, Boston, Minneapolis, and Virginia veins show manganese-galena ore to a depth of 200 feet, with considerable sphalerite below this level. Still farther south and deepest within the granite the Deer Lodge and Copper King veins contain chalcopyrite, bornite, and tetrahedrite. The Copper King has no galena or sphalerite, but these minerals are present in the relatively higher Deer Lodge mine. As the andesite cover to the south is approached, the Hope mine shows a reversion to the typical manganese-lead type of ore, with much sphalerite below the 100 level and some chalcopyrite at the lowest or 600 level. Thus, the zoning shows an upper belt of quartz, tourmaline, and arsenopyrite, a lead zone 200 to 500 feet below the andesite, a zinc zone immediately below this, and a lean lowermost zone marked by copper minerals. The small vertical ranges of the different belts are probably due to the small size and slight intensity of mineralization in the vein.*

Montreal Star Mineral Property Specific Geology

Roby, Ackerman, Fulkerson and Crowley 1960 describe the geology of the Montreal Star[12]:

> *Predominant between 2 ore-bearing zones is a 5-foot vein which strikes N. 65° E., and dips 55° SE. A large breccia zone near a rhyolite quartz monzonite contact cuts the vein and contains rounded wall rock and ore fragments. The breccia can be observed at the bottom of the shaft. Several east-west-trending veinlets can be observed on the surface and in the adit.*
>
> *Metallic minerals are pyrrhotite, chalcopyrite, and bismuthinite. Quartz is the predominant gangue mineral. Traces of cobalt, nickel, and tellurium have been detected in the ore.*

Geology according to DMEA report 5049[13]:

The Montreal Star mine lies in the Boulder batholith about 8 miles north of Butte, Montana. The Boulder batholith is late Cretaceous in age, is intrusive into the Elkhorn Mountain volcanics (upper Crestaceous) and is overlain unconformably by Tertiary volcanics. The batholith is composed mainly of quartz monzonite or granodiorite with common late dikes or blebs of alaskite.

The quartz monzonite at the Montreal Star mine is cut by several east- to northeast-striking, near vertical-dipping veins. These veins are 1- to 7- feet wide shear zones that have been partly filled with quartz. They consist mainly of gray to greenish gray gouge and white to gray, fine-grained vein quartz with some pyrite, chalcopyrite, marcasite, and bornite. Two veins are exposed in the adit and the applicants state that they found two more to the south. One vein is exposed in the 100-level drift south-west and the applicants claim to have found another in the drift northeast beyond the caved area.

Some of the quartz monzonite found on the 100 level consists of angular to subangular boulders of relatively fresh quartz monzonite set in a friable, in places almost "sandy", matrix of altered quartz monzonite. In some places, minor amounts of sulfides, mainly pyrite, are scattered through the altered quartz monzonite. Although the applicants believe that these boulders may represent a major fault zone, they may simply be the result of alteration by hydrothermal solutions as suggested by Weed.


(Dip N degrees underterminad)
very mineralized oxized ore
Mineralized vein - strike N.22°E. Dip N. 83°
footwall clay Heavy
Alt.Gr. with talk slip intermittedly
Wht. talk
10' of fault breccia with ore(sulfides) in small brocken Hi Grade peaces
Highly Alt Gr with talk
10' of fine Grain fault Gauge texture like sand like down throw side of fault
10' Alt Gr. with clay streaks
of fresh to Alt. Gr. intermitted
braccia fault Gauge
O.W.
fresh Gr
Highly bracciated
15' S.E. of shaft Alt. Gr.
Highly mineralized
strike N 22°E
Dip N. 81°
FeS2
pb
Ag
Au
Sn
Bi

Plate 44 - Geological Mapping of the Montreal Star


Scale 50' to the inch
ORE
fault
or
Slip
50' Level
Addit starts N of shaft & extend in to
slope in a South Direction
Geology by William N. Konwicka
Map compiled Sept 1957 to Feb. 1958
N
True North
Magnetic North
Goodore
300' west of shaft
Shaft approx
Note

Plate 45 - Geological mapping of the Montreal Star Adit.

Environmental Issues

There are no known or historically reported environmental issues related to the Montreal Star. There is very light water seepage from the adit. There are no other items of note that would indicate any environmental concern or issue.

Recommendations and Summary

Recommended development of the site would be as follows:

Obtain permits and re-open historic shaft and adit portals. Shore and stabilize same.

Sample veins and deposits sub-surface and define areas of highest values and return.

Examine veins and map deposits of Copper, Cobalt and Tellurium.

High grade mine the deposits of Gold and Silver and ship to off site refinery/custom mill.

Once custom milling is set up, load surface dumps and material and send for milling.

Establish drilling pattern/program to examine the extent and depth of both known veins and deposits and to explore for undefined deposits. Run cores to at least 1000'. Copper, Cobalt and Tellurium would not have been valuable minerals at the time of operation but are in high demand with today's market. Region has historically produced minable deposits at depths from 400' to 2500', it is likely that there is substantial value on the property that has not yet been discovered. The last mining operation was seeking funding to further develop at lower depths.

Once drill program data is complete, define locations and blocked reserves. At this point the mine could operate on its own or be offered on open market to larger mining operations searching for critical minerals and gold.

Be aware that buildings and structures on the property are not property of the claim owners but are historical structures and will be considered property of the United States Forest Service. Operators should be ready to work the site without damaging or destroying the mining history in the area.

TERMINOLOGY

The following terms will be used throughout the document. It is assumed that the reader will have a basis of mining processes and terms. For clarity, the terms used in this document are defined below.

- Acid mine drainage - Acidic run-off water from mine waste dumps and mill tailings ponds containing sulphide minerals. Also refers to ground water pumped to surface from mine.
- Adit - An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit. Assay - A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
- Assessment work - The amount of work, specified by mining law, which must be performed each year to retain legal control of mining claims.
- Back - The ceiling or roof of an underground opening.
- Backfill - Waste material used to fill the void created by mining an orebody.
- Base metal - Any non-precious metal (e.g., copper, lead, zinc, nickel, etc.).
- Bench - floor or ground anywhere underground.
- BLM – Bureau of Land Management
- Bullion - Metal formed into bars or ingots.
- Chip sample - A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
- Chromite - The chief ore mineral of chromium.
- Chute - An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.
- Cinnabar - A vermilion-colored ore mineral of mercury.
- Cleavage - The tendency of a mineral to split along crystallographic planes.
- Conglomerate - A sedimentary rock consisting of rounded, water-worn pebbles or boulders cemented into a solid mass.
- Core - The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.
- Cut-and-fill - A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill) before the subsequent slice is extracted.
- Cyanidation - A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.
- Cyanide - A chemical species containing carbon and nitrogen used to dissolve gold and silver from ore.
- Deck - The area around the shaft collar where men and materials enter the cage to be lowered underground.
- Decline - A sloping underground opening for machine access from level to level or from surface; also called a ramp.
- Disseminated ore - Ore carrying small particles of valuable minerals spread uniformly through the host rock.
- DMEA – Department of Mineral Exploration Administration, Federal Agency in charge of offering federal assistance to

- Drift - A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.
- Due diligence - The degree of care and caution required before making a decision; loosely, a financial and technical investigation to determine whether an investment is sound.
- Dump - A pile of broken rock or ore on surface.
- Dyke - A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.
- EPA – Environmental Protection Agency
- Epithermal deposit - A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.
- Erosion - The breaking down and subsequent removal of either rock or surface material by wind, rain, wave action, freezing and thawing and other processes.
- Exploration - Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
- Face - The end of a drift, crosscut or stope in which work is taking place.
- Fault - A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.
- Feldspar - A group of common rock-forming minerals that includes microcline, orthoclase, plagioclase and others.
- Fine gold - Fineness is the proportion of pure gold or silver in jewelry or bullion expressed in parts per thousand. Thus, 925 fine gold indicates 925 parts out of 1,000, or 92.5% is pure gold.
- Fissure - An extensive crack, break or fracture in rocks.
- Float - Pieces of rock that have been broken off and moved from their original location by natural forces such as frost or glacial action.
- Flotation - A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.
- Footwall - The rock on the underside of a vein or ore structure.
- Fracture - A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.
- Free milling - Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resorting to pressure leaching or other chemical treatment.
- FS – United States Forest Service
- Galena - Lead sulphide, the most common ore mineral of lead.
- Gangue - The worthless minerals in an ore deposit.
- Geology - The science concerned with the study of the rocks which compose the Earth.
- Glory hole - An open pit from which ore is extracted, especially where broken ore is passed to underground workings before being hoisted.
- Gneiss - A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.
- Gossan - The rust-colored capping or staining of a mineral deposit, generally formed by the oxidation or alteration of iron sulphides.
- Gouge - Fine, putty-like material composed of ground-up rock found along a fault.

- Grab sample - A sample from a rock outcrop that is assayed to determine if valuable elements are contained in the rock. A grab sample is not intended to be representative of the deposit, and usually the best-looking material is selected.
- Grizzly (or mantle) - A grating, usually constructed of steel rails, placed over the top of a chute or ore pass for stopping large pieces of rock or ore that may hang up in the pass.
- Grubstake - Finances or supplies of food, etc., furnished to a prospector in return for an interest in any discoveries made.
- Hanging wall - The rock on the upper side of a vein or ore deposit.
- Head grade - The average grade of ore fed into a mill.
- Heap leaching - A process whereby valuable metals, usually gold and silver, are leached from a heap, or pad, of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.
- Hematite - An oxide of iron, and one of that metal's most common ore minerals.
- High grade - Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.
- Hoist - The machine used for raising and lowering the cage or other conveyance in a shaft.
- Hornfels - A fine-grained contact metamorphic rock.
- Horse - A mass of waste rock lying within a vein or orebody.
- Horst - An upfaulted block of rock.
- Host rock - The rock surrounding an ore deposit.
- Hydrometallurgy - The treatment of ore by wet processes, such as leaching, resulting in the solution of a metal and its subsequent recovery.
- Hydrothermal - Relating to hot fluids circulating in the earth's crust.
- Jaw crusher - A machine in which rock is broken by the action of steel plates.
- Jig - A piece of milling equipment used to concentrate ore on a screen submerged in water, either by the reciprocating motion of the screen or by the pulsation of water through it.
- Lagging - Planks or small timbers placed between steel ribs along the roof of a stope or drift to prevent rocks from falling, rather than to support the main weight of the overlying rocks.
- Leaching - A chemical process for the extraction of valuable minerals from ore; also, a natural process by which ground waters dissolve minerals, thus leaving the rock with a smaller proportion of some of the minerals than it contained originally.
- Lens - Generally used to describe a body of ore that is thick in the middle and tapers towards the ends.
- Level - The horizontal openings on a working horizon in a mine; it is customary to work mine from a shaft, establishing levels at regular intervals, generally about 50 meters or more apart.
- Limestone - A bedded, sedimentary deposit consisting chiefly of calcium carbonate.
- Lode - A mineral deposit in solid rock.
- Long ton - 2,240 lbs. avoirdupois (compared with a short ton, which is 2,000 lbs.).
- Metallurgy - The study of extracting metals from their ores.
- Mill - A plant in which ore is treated and metals are recovered or prepared for smelting; also, a revolving drum used for the grinding of ores in preparation for treatment.
- Milling ore - Ore that contains sufficient valuable mineral to be treated by milling process.
- Minable reserves - Ore reserves that are known to be extractable using a given mining plan.
- Mineral - A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

- Muck - Ore or rock that has been broken by blasting.
- Native metal - A metal occurring in nature in pure form, uncombined with other elements.
- Net smelter return - A share of the net revenues generated from the sale of metal produced by a mine.
- Nugget - A small mass of precious metal, found free in nature.
- OME: Office of Mineral Exploration, A subsidiary of the Department of Interior; Federal Agency.
- Open pit - A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.
- OPT: Ounces Per Ton
- Ore - A mixture of ore minerals and gangue from which at least one of the metals can be extracted at a profit.
- Ore pass - Vertical or inclined passage for the downward transfer of ore connecting a level with the hoisting shaft or a lower level.
- Orebody - A natural concentration of valuable material that can be extracted and sold at a profit.
- Ore Reserves - The calculated tonnage and grade of mineralization which can be extracted profitably; classified as possible, probable, and proven according to the level of confidence that can be placed in the data.
- Ore shoot - The portion, or length, of a vein or other structure that carries sufficient valuable minerals to be extracted profitably.
- Outcrop - An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.
- Oxidation - A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.
- Pan - To wash gravel, sand, or crushed rock samples to isolate gold or other valuable metals by their higher density.
- Patent - The ultimate stage of holding a mineral claim, after which no more assessment work is necessary because all mineral rights have been earned.
- Pegmatite - A coarse-grained, igneous rock, generally coarse, but irregular in texture, and like a granite in composition; usually occurs in dykes or veins and sometimes contains valuable minerals.
- Peridotite - An intrusive igneous rock consisting mainly of olivine.
- Pillar - A block of solid ore or other rock left in place to structurally support the shaft, walls, or roof of a mine.
- Pitchblende - An important uranium ore mineral. It is black in color, possesses a characteristic greasy luster and is highly radioactive.
- Placer - A deposit of sand and gravel containing valuable metals such as gold, tin, or diamonds.
- Porphyry - Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.
- Porphyry copper - A deposit of disseminated copper minerals in or around a large body of intrusive rock.
- Portal - The surface entrance to a tunnel or adit.
- Possible reserves - Valuable mineralization not sampled enough to accurately estimate its tonnage and grade, or even verify its existence. Also called "inferred reserves."

- Primary deposits - Valuable minerals deposited during the original period or periods of mineralization, as opposed to those deposited because of alteration or weathering.
- Probable reserves - Valuable mineralization not sampled enough to accurately estimate the terms of tonnage and grade. Also called "indicated reserves."
- Prospect - A mining property, the value of which has not been determined by exploration.
- Proven reserves - Reserves that have been sampled extensively by closely spaced diamond drill holes and developed by underground workings in sufficient detail to render an accurate estimation of grade and tonnage. Also called "measured reserves."
- Pyrite - A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".
- Raise - A vertical or inclined underground working that has been excavated from the bottom upward.
- Rare earth elements - Relatively scarce minerals such as niobium and yttrium.
- Reclamation - The restoration of a site after mining or exploration activity is completed.
- Reconnaissance - A preliminary survey of ground.
- Recovery - The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
- Refractory ore - Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to affect the full recovery of the valuable minerals.
- Replacement ore - Ore formed by a process during which certain minerals have passed into solution and have been carried away, while valuable minerals from the solution have been deposited in the place of those removed.
- Rhyolite - A fine-grained, extrusive igneous rock which has the same chemical composition as granite.
- Rib samples - Ore taken from rib pillars in a mine to determine metal content.
- Rock - Any natural combination of minerals; part of the earth's crust.
- Rock bolting - The act of supporting openings in rock with steel bolts anchored in holes drilled especially for this purpose.
- Room-and-pillar mining - A method of mining flat-lying ore deposits in which the mined-out areas, or rooms, are separated by pillars of approximately the same size.
- Run-of-mine - A term used loosely to describe ore of average grade.
- Salting - The act of introducing metals or minerals into a deposit or samples, resulting in false assays. Done either by accident or with the intent of defrauding the public.
- Sample - A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
- Sampling - Selecting a fractional but representative part of a mineral deposit for analysis.
- Schist - A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.
- Shaft - A vertical or inclined excavation in rock for providing access to an orebody. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling workers and materials.
- Sheave wheel - A large, grooved wheel in the top of a headframe over which the hoisting rope passes.

- Shoot - A concentration of mineral values; that part of a vein or zone carrying values of ore grade.
- Short ton - 2,000 lbs. avoirdupois.
- Skarn - Name for the metamorphic rocks surrounding an igneous intrusive where it meets a limestone or dolostone formation.
- Skip - A self-dumping bucket used in a shaft for hoisting ore or rock.
- Slag - The vitreous mass separated from the fused metals in the smelting process.
- Sludge - Rock cuttings from a diamond drill hole, sometimes used for assaying.
- Sphalerite - A zinc sulphide mineral; the most common ore mineral of zinc.
- Spot price - Current delivery price of a commodity traded in the spot market.
- Station - An enlargement of a shaft made for the storage and handling of equipment and for driving drifts at that elevation.
- Stockpile - Broken ore heaped on surface, pending treatment or shipment.
- Stope - An excavation in a mine from which ore is, or has been, extracted.
- Strike - The direction, or bearing from true north, of a vein or rock formation measure.
- on a horizontal surface.
- Stringer - A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.
- Sulphide - A compound of Sulphur and some other element. Tailing – Refers to waste rock which has been processed in some manner.
- Tailings - Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
- Tailings pond - A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.
- Telluride - A chemical compound consisting of the element tellurium and another element, often gold or silver.
- Tram - To haul cars of ore or waste in a mine.
- Trench - A long, narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure.
- Trend - The direction, in the horizontal plane, of a linear geological feature, such as an ore zone, measured from true north.
- Tunnel - A horizontal underground opening, open to the atmosphere at both ends.
- Vein - A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
- Visible gold - Native gold, which is discernible, in a hand specimen, to the unaided eye.
- Vug - A small cavity in a rock, frequently lined with well-formed crystals. Amethyst commonly forms in these cavities.
- Waste - Unmineralized, or sometimes mineralized rock that was discarded as less valuable than the mining ore at the time of development.
- Wedge - A technique of directing a diamond drill hole in a desired direction away from its current orientation.
- Winze - An internal shaft.

ENDNOTES:

[1] DMEA Docket 5049.
[2] DMEA Docket 5049.
[3] Roby, R.N., Ackerman, W.C., Fulkerson, F.B., Crowley, F.A. (1960) Mines and Mineral Deposits (Except Fuels) Jefferson County, Montana. Bureau of Mines and Geology Bulletin 16
[4] DMEA report 5049
[5] DMEA report 5049
[6] DMEA report 5049
[7] https://mrdata.usgs.gov/
[8] ps://mrdata.usgs.gov/mrds/show.php?labno=[redacted]
[9] Pardee, J.T., Schrader, F.C. (1933) Metalliferous Deposits of the Greater Helena Mining Region Montana. USDOI Bulleting 842
[10] Knopf, A. (1913) Ore Deposits of the Helena Mining Region Montana. USGS Bulletin 527
[11] Pardee, J.T., Schrader, F.C. (1933) Metalliferous Deposits of the Greater Helena Mining Region Montana. USDOI Bulleting 842
[12] Roby, R.N., Ackerman, W.C., Fulkerson, F.B., Crowley, F.A. (1960) Mines and Mineral Deposits (Except Fuels) Jefferson County, Montana. Bureau of Mines and Geology Bulletin 16
[13] DMEA report 5049